QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LEAPNET, INC.
(Name of Subject Company)

LEAPNET, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

521864 20 7
(CUSIP Number of Class Securities)

Stephen J. Tober
President
Leapnet, Inc.
420 West Huron Street
Chicago, Illinois 60610
(312) 528-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Copies to:

Jones, Day, Reavis & Pogue
Attn: Timothy J. Melton, Esq.
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 14, 2001 (as previously amended by Amendment No. 1 and as amended hereby, the "Schedule 14D-9") relating to the tender offer by SPRI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of SPRI, LTD., a Delaware corporation ("SPRI"), to purchase any and all of the outstanding shares of common stock, par value $.01 per share, of Leapnet, Inc. (the "Shares") at a purchase price of $1.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 14D-9, as amended and supplemented hereby. Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

Item 8.    Additional Information

        Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph:

        On January 23, 2002, Leapnet, Inc., SPRI and Purchaser jointly issued a press release announcing the extension of the Offer to 12:00 Midnight, Eastern Standard Time, on Tuesday, January 29, 2002. The Offer had previously been scheduled to expire at 12:00 Midnight, Eastern Standard Time, on January 22, 2002. The full text of the press release issued in connection therewith is filed as Exhibit 99.13 hereto and is incorporated herein by reference in its entirety. All references in the Schedule 14D-9 to "January 22, 2002" as the expiration date of the Offer are hereby amended and restated to refer to "January 29, 2002."

Item 9.    Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Description
99.13	Joint Press Release issued by Leapnet, Inc., SPRI, LTD. and SPRI Acquisition Corp. on January 23, 2002 announcing extension of the tender offer. (Incorporated by reference to Exhibit(a)(9) to Amendment No. 2 to the Schedule TO filed by SPRI Acquisition Corp. and SPRI, LTD. on January 23, 2002.)

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPNET, INC.
By:	/s/ STEPHEN J. TOBER
Name: Stephen J. Tober Title: President and Chief Operating Officer

Dated January 23, 2002

S-1

QuickLinks

SIGNATURE